UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )

PHENIXFIN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71742W103
(CUSIP Number)

David Lorber,
445 Park Avenue, 10th Floor
New York, NY 10022
(212) 859-0390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	71742W103	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 84,748.116
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 84,748.116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,748.116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	71742W103	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,662.416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,662.416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,662.416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	71742W103	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,085.7
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,085.7
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	71742W103	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Capital Group LLC 20-5997207
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,662.416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,662.416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,662.416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP No.	71742W103	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,085.7
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,085.7
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

Schedule 13D
Item 1. Security and Issuer

This Statement on Schedule 13D filed on December 20, 2021 (this “Schedule 13D”), relating to the common stock, $0.001 par value (the “Common Stock”), of PhenixFIN Corporation, a Delaware corporation (the “Company”), the principal executive offices of which are located at 445 Park Avenue, 10th Floor, New York, NY 10022.

Item 2. Identity and Background.

(a) This Schedule 13D is filed on behalf of:

(i) David A. Lorber, an individual;

(ii) FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);

(iii) FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

(iv) FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”); and

(v) FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”).

(b) Mr. Lorber’s business address is 445 Park Avenue, 10th Floor, New York, NY 10022. The principal business address of each of FrontFour Capital, FrontFour Corp. and the Canadian Fund is 500 West Putnam Suite 400, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2.

(c) The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund.  The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Mr. Lorber is presently the Chairman and Chief Executive Officer of PhenixFIN Corporation, managing member and principal owner of FrontFour Capital and director and principal owner of FrontFour Corp. By virtue of these relationships, each of FrontFour Capital and Mr. Lorber may be deemed to beneficially own the shares of Common Stock directly beneficially owned by the Master Fund and each of FrontFour Corp. and Mr. Lorber may be deemed to beneficially own the shares of Common Stock directly beneficially owned by the Canadian Fund.

(d)-(e) Except as set forth herein, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lorber is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds used by Mr. Lorber to acquire the Common Stock beneficially owned by him and by his spouse’s individual retirement account (IRA), as to which he is deemed to have beneficial ownership, is $1,877,263, which was obtained from his personal funds.  The amount of funds used by the Master Fund to acquire the Common Stock directly owned by it is $6,386,925, which was obtained from the working capital of the Master Fund.  The amount of funds used by the Canadian Fund to acquire the Common Stock directly owned by it is $162,784, which was obtained from the working capital of the Canadian Fund.

Item 4. Purpose of Transaction.

Mr. Lorber is the Chairman and Chief Executive Officer of the Company.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time, subject to applicable law.

Item 5. Interest in Securities of the Issuer

(a)          As of the date hereof, the Master Fund beneficially owned directly 81,662.416 shares of Common Stock, the Canadian Fund beneficially owned directly 2,085.7 shares of Common Stock, Mr. Lorber beneficially owned 44,000 shares of Common Stock and Mr. Lorber is deemed to beneficially own 1,000 shares of Common Stock in his spouse’s IRA, constituting approximately 3.2%, less than 1%, 1.8% and less than 1%, respectively, of the shares of Common Stock outstanding.1

Mr. Lorber, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 84,748.116 shares of Common Stock beneficially owned in the aggregate by the Master Fund and the Canadian Fund, which, together with the 44,000 shares of Common Stock he beneficially owns and 1,000 shares of Common Stock which he is deemed to have beneficial ownership, constitute approximately 5.1% of the Common Stock outstanding.

FrontFour Capital, as the investment manager of the Master Fund, may be deemed to beneficially own  the 81,662.416 shares of Common Stock beneficially owned by the Master Fund, which constitute approximately 3.2% of the Common Stock outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 2,085.7 shares of Common Stock beneficially owned by the Canadian Fund, which constitute less than 1% of the Common Stock outstanding.

(b)          Mr. Lorber has the sole power to vote or dispose of 44,000 shares of Common Stock beneficially owned by him and 1,000 shares of Common Stock held in his spouse’s IRA as to which he has voting and dispositive power.

By reason of his responsibility for the supervision and conduct of investment activities of the Master Fund and the Canadian Fund, as managing member and principal owner of FrontFour Capital and as director and principal owner of FrontFour Corp., respectively, Mr. Lorber may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund and the Canadian Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Master Fund as its investment manager, FrontFour Capital may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Canadian Fund as its investment manager, FrontFour Corp. may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Canadian Fund.

(c)          On December 8, 2021, Mr. Lorber acquired 30,000 shares of Common Stock at a purchase price of $43.00 per share in a privately negotiated purchase transaction.

1 Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon 2,517,221 shares of Common Stock outstanding, based on the number of shares of Common Stock outstanding as of October 4, 2021, as reported in the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2021.

(d)          The beneficial owners of the shares held by the Master Fund and the Canadian Fund may be deemed to have the right to receive dividends from or the proceeds of sale of the securities held by the Master Fund and the Canadian Fund, respectively.  None of such interests relates to more than five percent of the outstanding Common Stock.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 20, 2021.

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          December 20, 2021

David A. Lorber

/s/ David A. Lorber

FrontFour Master Fund, Ltd.

By: FrontFour Capital Group LLC as investment manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By: FrontFour Capital Corp. as investment manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

Schedule A
FrontFour Capital Group LLC

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
David A. Lorber	Managing Member	USA	Chief Executive Officer and Chairman, PhenixFIN Corporation; Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Zachary R. George	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Brian Jozwiak	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830

FrontFour Master Fund, Ltd.

Name	Position	Citizenship	Principal Occupation	Business Address
David A. Lorber	Director	USA	Chief Executive Officer and Chairman, PhenixFIN Corporation; Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830

FrontFour Opportunity Fund

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
David A. Lorber	Principal	USA	Chief Executive Officer and Chairman, PhenixFIN Corporation; Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Zachary R. George	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Brian Jozwiak	Chief Financial Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830

FrontFour Capital Corp.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen E. Loukas	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
David A. Lorber	Director	USA	Chief Executive Officer and Chairman, PhenixFIN Corporation; Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Zachary R. George	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830
Brian Jozwiak	Chief Financial Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	500 West Putnam, Suite 400 Greenwich, Connecticut 06830